EXHIBIT 99.1

                    Certain Business Risks and Uncertainties

Described below are various risks and uncertainties that may affect our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

Our operating results may fluctuate significantly and we may not be able to maintain our existing growth rate.

Although we have had significant revenue and earnings growth in recent quarters, we may not be able to sustain these growth rates and we may experience significant fluctuations in our revenue and earnings in the future. Our operating results will depend on many factors, including the following:

     o our ability to develop, manufacture and deliver products in a timely and cost-effective manner;
     o our ability to produce enough usable product during each manufacturing step (our "yield");
     o our ability to expand our production of silicon carbide, or SiC, wafers and devices;
     o  demand for our products;
     o  demand for our customers' products;
     o  competition; and
     o  general industry and global economic conditions.

Our future  operating  results  could be  adversely  affected  by these or other
factors.   Additionally,   if  our  future  operating   results  are  below  the
expectations of equity analysts or our investors, our stock price may decline.

If we experience poor production yields, our operating results may suffer.

Our SiC products are manufactured using technologies that are highly complex. Our customers incorporate our products into high volume applications such as automotive dashboards, wireless handsets and other consumer products, and they insist that our products meet exact specifications for quality, performance and reliability.

The number of usable crystals, wafers and devices that result from our production processes can fluctuate as a result of many factors, including the following:

     o  impurities in the materials used;
     o  contamination of the manufacturing environment;
     o equipment failure, power outages or variations in the manufacturing process; and
     o  losses from human error.

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Because many of our  manufacturing  costs are fixed,  if our yields decrease our operating results would be adversely affected.

In the past, we have experienced difficulties in achieving acceptable yields on both new and older products, and poor yields have adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. Such problems could significantly affect our future operating results.

If we are unable to produce adequate quantities of our high brightness leds, our operating results may suffer.

We have made and continue to make substantial investments in equipment and facilities to manufacture high brightness blue and green light emitting diodes, or LEDs. We have accepted orders for these products in quantities that have sold out our existing and planned increases in production capacity for the next few quarters. These significant volumes also require improved production yields for the products to meet customer demand. Successful production of these products is subject to a number of risks, including the following:

     o our ability to consistently manufacture the products in volumes large enough to cover our fixed costs and satisfy our customers' requirements; and
     o our ability to improve our yields and reduce the costs associated with the manufacture of the products.

Our inability to produce adequate quantities of our high brightness blue and green LEDs would have a material adverse effect on our business, results of operations and financial condition. For example, our current contract with our largest LED customer provides that the customer may recover liquidated damages, or in some cases actual damages, if we materially default in meeting delivery commitments.

The markets in which we operate are highly competitive.

The markets for our products are highly competitive. Our competitors offer blue and green LEDs made from sapphire wafers that are brighter than the high brightness LEDs we currently produce. In addition, some of our customers could compete with us. For example, Osram Opto Semiconductors GMBH and Co. OHG, or Osram, an indirect subsidiary of Siemens AG, and Shin-Etsu Handotai Co. Ltd., or Shin-Etsu, license some of our LED technology. Osram currently purchases large volumes of our standard brightness blue LEDs but also manufactures some of its volume requirements for these LEDs. Shin-Etsu may also seek to enter our LED markets. The market for SiC wafers is likewise becoming competitive as other firms have in recent years begun offering SiC wafer products or announced plans to do so.

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Also,  other firms may develop new or enhanced  products that are more effective than  any  that we have  developed  or may  develop.  These  firms  may  develop
technologies   that  enable  the   production   of   commercial   products  with
characteristics similar to SiC-based products but at a lower cost. Many existing and potential competitors have far greater financial, marketing and other resources than we do. We believe that present and future competitors will aggressively pursue the development and sale of competing products. We also expect significant competition for products we are currently developing, such as those for use in microwave communications.

We expect competition to increase. This could mean lower prices or reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

Our operating results are substantially dependent on the development of new products based on our core SiC technology.

Our future success depends on our ability to develop new SiC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner and secure production orders from our customers. The development of new SiC products is a highly complex process, and we have historically experienced delays in completing the development and introduction of new products. Products currently under development include high power radio frequency, or RF, and microwave devices, power devices, blue laser diodes and high temperature devices. The successful development and introduction of these products depends on a number of factors, including the following:

     o achievement of technology breakthroughs required to make commercially viable devices;
     o the accuracy of our predictions of market requirements and evolving standards;
     o  acceptance of our new product designs;
     o  our ability to recruit qualified development personnel;
     o  our timely completion of product designs and development;
     o our ability to develop repeatable processes to manufacture new products in sufficient quantities for commercial sales; and
     o  acceptance of our customers' products by the market.

If any of these or other factors become problematic, we may not be able to develop and introduce these new products in a timely or cost-effective manner.

We depend on a few large customers.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. We expect this trend to continue. For example, for fiscal 1999 our top five customers accounted for 81% of our total revenue. (These percentages consider sales to a distributor as sales to one customer). Sales to Osram accounted for 37% of our total revenue in fiscal 1999. In addition, sales to C3, Inc., or C3, accounted for 19% of our total revenue in fiscal 1999. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them.

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The  concentration  of  our  revenues  with  a  few  large  customers  makes  us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may stop purchasing our products and our operating results will suffer. Our customers use our products as components in their products. If other aspects of our customers' products infringe a third party's intellectual property rights, and our customers are then prohibited from selling their products, our business could be adversely affected. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may not recover.

Under an exclusive supply agreement with an initial term extending to 2005, C3 must purchase from us each calendar quarter at least 50% (by dollar volume) of its requirements for SiC materials for use in production of gemstones during the quarter. In the fall of 1999, C3 announced lower sales and higher inventory levels than anticipated, as well as the launch of a new marketing campaign. Recently, we agreed that C3 could reschedule approximately one-half of its purchase commitments from the first half of calendar 2000 to the second half of the year. We anticipate that sales to C3 will decrease in calendar 2000. We may use excess capacity from C3-dedicated equipment for other applications, but if we are not able to replace these revenues with sales from other areas of our business, our financial results may be materially adversely affected.

Our operations could infringe upon the intellectual property rights of others.

Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot assure you that third parties will not attempt to assert infringement claims against us with respect to our current or future products, including our core products. We cannot predict the extent to which such assertions may require us to seek licenses or, if required, whether such licenses will be offered or offered on acceptable terms or that disputes can be resolved without litigation. One of our distributors in Japan was named in a lawsuit, filed in Japan in December 2000, alleging infringement of a Japanese patent and seeking an injunction that, if granted, would preclude the distributor from selling our standard brightness blue LED product in Japan. We have intervened in the action to participate in the defense against the claim of infringement. A result adverse to the distributor would impair our ability to sell this product in Japan. Subject to contractual limitations, we have an obligation to indemnify our distributor for certain patent infringement claims. Litigation to determine the validity of infringement claims alleged by third parties could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation is ultimately determined in our favor. We cannot predict the occurrence of future intellectual property claims that may prevent us from selling products, result in litigation or give rise to indemnification obligations or damage claims.

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We face  challenges  relating to expansion of our production  and  manufacturing capacity.

In order to increase production, we must expand our existing facilities or acquire new facilities, as well as purchase new manufacturing equipment. We are beginning to construct 125,000 square feet of additional space at our manufacturing facility and are in the process of purchasing another 120,000 square foot facility under construction on a 17.5-acre site near our existing facility. Expansion activities such as these are subject to a number of risks, including the following:

     o unforeseen environmental or engineering problems relating to existing or new facilities;
     o unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;
     o  work stoppages and delays; and
     o  delays in bringing production equipment on-line.

These and other risks may affect the ultimate cost and timing of our current construction, as well as the acquisition of new facilities, which could adversely affect our business, results of operations and financial condition. For example, if we are not successful in meeting milestones associated with this expansion, we could have difficulty making shipments of previously ordered products; consequently, we could be in default under contracts with our customers and/or subject to penalties.

We face significant challenges managing our growth.

We have experienced a period of significant growth that has strained our management and other resources. We have grown from 188 employees on December 31, 1996 to 478 employees on December 26, 1999 and from revenues of $29.0 million for the fiscal year ended June 30, 1997 to $60.1 million for the fiscal year ended June 27, 1999. To manage our growth effectively, we must continue to:

     o  implement and improve operational systems;
     o maintain adequate manufacturing facilities and equipment to meet customer demand;
     o  add experienced senior level managers; and
     o attract and retain qualified people with experience in engineering, design, technical marketing and support.

We will spend substantial amounts of money in supporting our growth and may have additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development, and administrative support. If we cannot attract qualified people or manage growth effectively, our business, operating results and financial condition could be adversely affected.

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Our  operating  results  could be adversely  affected if we  encounter  problems transitioning led production to a larger wafer size.

Beginning in the second half of calendar 2000, we plan to begin shifting LED production from two-inch wafers to three-inch wafers. We must first qualify our production processes on systems designed to accommodate the larger wafer size, and some of our existing production equipment must be refitted for the larger wafer size. Delays in this process could have an adverse effect on our business. In addition, in the past we have experienced lower yields for a period of time following a transition to a larger wafer size until use of the larger wafer is fully integrated in production and we begin to achieve production efficiency. We anticipate that we will experience similar temporary yield reductions during the transition to the use of three-inch wafers, and we have factored this into our plan for production capacity. If this transition phase takes longer than we expect or if we are unable to attain expected yield improvements, our operating results may be adversely affected.

The ongoing operation of our manufacturing facility is critical to our business.

Our principal manufacturing facility in Durham, North Carolina currently includes a total of 214,000 square feet. The ongoing operation of this facility is crucial to our strategy of expanding manufacturing capacity to meet demand for our SiC products now and in the future. We began commercial production of products from our present facility in August 1998. We expect that production from this facility will increase throughout the remainder of fiscal 2000 and into fiscal 2001. Our inability to use all or a significant portion of our facilities for prolonged periods of time for any reason could have an adverse impact on our business. For example, a fire or explosion caused by our use of combustible chemicals and high temperatures during certain of our manufacturing processes would render some or all of our facility inoperable for an indefinite period of time. Our manufacturing process requires highly specialized customized equipment that is not easily replaced. Consequently, damage to or destruction of any or all of our facility could impair our ability to manufacture products for our customers.

We rely on a few key suppliers.

We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our SiC products, including key materials, components and equipment used in critical stages of our manufacturing processes. We generally purchase these limited source items with purchase orders, and we have no guaranteed supply arrangements with our suppliers. If we were to lose such key suppliers, our manufacturing efforts could be hampered significantly. Although we believe our relationship with our suppliers is good, we cannot assure you that we will continue to maintain good relationships with such suppliers or that such suppliers will continue to exist.

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Our business may suffer if government  agencies or other  customers  discontinue their funding for our research and development.

In the past, government agencies and other customers have funded a significant portion of our research and development activities. If this support is discontinued or reduced, our ability to develop or enhance products could be limited and our business, results of operations and financial condition could be adversely affected.

We depend heavily on key personnel.

Our success depends in part on keeping key technical and management personnel. For example, some of the equipment used in the production of our products must be modified before it is put to use and only a limited number of employees possess the expertise needed to perform these modifications. Furthermore, the number of individuals with experience in the production of SiC and related products is limited, and our future success depends in part on retaining those individuals who are already employees. We must also continue to attract qualified personnel. The competition for qualified personnel is intense, and the number of people with the experience that we need is limited. We cannot be sure that we will be able to continue to attract and retain other skilled personnel in the future.

There are limitations on the protection of our intellectual property.

Our proprietary technology is critical to our business, and our business could suffer if we are unable to sufficiently protect our intellectual property rights. Our intellectual property position is based in part on patents owned by us and on patents exclusively licensed to us by North Carolina State University, also known as N.C. State.

We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and foreign patent authorities, but we cannot be sure that any other patents will be issued on such applications or that our patents will not be contested. In the past, one of the important patents we license from N.C. State relating to SiC crystal growth was subject to a reissue proceeding in the U.S.; however, the patent was successfully reissued. Currently, a corresponding European patent is being challenged, which means that we could lose patent protection in Europe for this particular method. There is no assurance that other of our patents will not be contested. Also, because issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents (or patents issued to N.C. State or other parties and licensed to us) will provide significant commercial protection. In addition to patent protection, we also rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information through the use of confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

We may initiate litigation in the future to enforce our intellectual property rights. Litigation can be protracted, costly and distracting to key personnel. We cannot assure you that we will prevail in any litigation we initiate and, if we are not successful, the scope of our rights to important intellectual property could be diminished or eliminated.

We are subject to risks associated with international sales.

Sales to customers located outside the U.S. accounted for about 79% of our revenue in fiscal 1997, about 74% of our revenue in fiscal 1998 and about 62% of our revenue in fiscal 1999. We expect that revenue from international sales will continue to be a significant part of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations, trends in use of the Euro, trading restrictions, tariffs, trade barriers and taxes. Also, export laws restrict sales of some of our products to customers in certain countries because of national security or other concerns.

Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to place orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

We are subject to stringent environmental regulation.

We are subject to a variety of government regulations pertaining to chemical and waste discharges and other aspects of our manufacturing process. For example, we are responsible for the management of the hazardous materials we use and disposal of hazardous waste resulting from our manufacturing process. The proper handling and disposal of such hazardous material and waste requires us to comply with certain government regulations. We believe we are in full compliance with such regulations as of the date of this report, but any failure, whether intentional or inadvertent, to comply with such regulations could have an adverse effect on our business. In addition, these regulations may affect our ability to expand or change our manufacturing facility.

We face risks concerning year 2000 issues.

Even though the date is now past January 1, 2000, and we have not experienced any immediate adverse impact from the transition to the Year 2000, we cannot provide assurance that our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, certain computer programs which were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers.